Exhibit 99.37

NOT FOR DISTRIBUTION TO U.S. NEWSWIRES OR DISSEMINATION IN THE UNITED STATES

BESPOKE CAPITAL ACQUISITION CORP.

ANNOUNCES EXERCISE AND CLOSING OF OVER-ALLOTMENT OPTION

Toronto, Ontario – September 13, 2019 – Bespoke Capital Acquisition Corp. (TSX: BC.V) (“BCAC”) is pleased to announce that further to the U.S.$350,000,000 initial public offering of its Class A restricted voting units (the “Class A Restricted Voting Units”) which closed on August 15, 2019, the underwriters have partially exercised their over-allotment option (the “Over-Allotment Option”) to purchase an additional 1,000,000 Class A Restricted Voting Units, at a price of U.S.$10.00 per unit. As a result of the exercise of the Over-Allotment Option, an aggregate of 36,000,000 Class A Restricted Voting Units have been issued and an aggregate of U.S.$360,000,000 has been deposited into an escrow account and will only be released upon certain prescribed conditions, as further described in BCAC’s final prospectus dated August 8, 2019.

Due to the partial exercise of the Over-Allotment Option, BCAC’s sponsor, Bespoke Sponsor Capital LP (the “Sponsor”) will relinquish an aggregate of 1,062,500 Class B shares of BCAC (“Class B Shares”). Following the exercise of the Over-Allotment Option and the relinquishment of the Class B Shares, the Sponsor owns an aggregate of 9,000,000 Class B Shares and 12,000,000 share purchase warrants, representing a 100% interest in the Class B Shares and 20% of all outstanding shares of BCAC.

The Sponsor’s position in BCAC was acquired for investment purposes. Subject to certain exceptions, the Sponsor is restricted from selling its Class B Shares and Sponsor’s Warrants prior to the Qualifying Acquisition, as described in the Final Prospectus. The Sponsor may purchase and/or sell any Class A Restricted Voting Units it acquires from time to time, subject to applicable law. In connection with BCAC’s initial public offering, and as sponsor to BCAC, the Sponsor entered into certain material agreements, all as described in the Final Prospectus and posted on SEDAR.

BCAC’s head office is located at 20 Balderton Street, 8th Floor, London, United Kingdom, W1K 6TL and the registered office is located at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada.

This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933. Copies of the Final Prospectus are available on SEDAR at www.sedar.com.

About Bespoke Capital Acquisition Corp.

Bespoke Capital Acquisition Corp. is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, a qualifying acquisition within a specified period of time.

Forward-Looking Statements

This press release may contain forward-looking information within the meaning of applicable securities legislation, which reflects the Sponsor’s and BCAC’s current expectations regarding future events. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Sponsor’s or BCAC’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, the factors discussed under “Risk Factors” in the final prospectus of BCAC dated August 8, 2019. Neither the Sponsor nor BCAC undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bespoke Capital Acquisition Corp.

Mark Harms

Director

information@bespokecp.com